SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)

                              (Amendment No. 1)(1)

                                 CTS CORPORATION
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                                (Name of Issuer)

                      COMMON STOCK, NO PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   126501 10 5
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                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 4, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

                  Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)


--------
 (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  126501 10 5                13D           Page 2 of 6 Pages
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================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          WHX CORPORATION (E.I.N.: 13-3768097)
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) / /
                                                                  (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                        00
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                          / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                        DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF             7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                               -0-
  OWNED BY
    EACH
 REPORTING
PERSON WITH
               -----------------------------------------------------------------
                       8          SHARED VOTING POWER

                                           701,733(2)
               -----------------------------------------------------------------
                       9          SOLE DISPOSITIVE POWER

                                           -0-
               -----------------------------------------------------------------
                      10          SHARED DISPOSITIVE POWER

                                           701,733(2)
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                        701,733(2)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                        / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        4.6%  (See Item 5)
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                        HC and CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------
    (2) By virtue of the fact that Wheeling Pittsburgh Capital Corp. is a wholly-owned subsidiary of WHX Corporation, WHX Corporation is deemed to share voting and dispositive power with Wheeling Pittsburgh Capital Corp.

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CUSIP No.  126501 10 5                13D           Page 3 of 6 Pages
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================================================================================
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                 WHEELING PITTSBURGH CAPITAL CORP. (E.I.N.: 13-3723443)
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) / /
                                                                  (b) /X/
--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*
                        00
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                          / /
--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OR ORGANIZATION

                        DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF            7          SOLE VOTING POWER
    SHARES
 BENEFICIALLY                              -0-
   OWNED BY
     EACH
  REPORTING
 PERSON WITH
               -----------------------------------------------------------------
                       8          SHARED VOTING POWER

                                           701,733(2)
               -----------------------------------------------------------------
                       9          SOLE DISPOSITIVE POWER

                                           -0-
               -----------------------------------------------------------------
                      10          SHARED DISPOSITIVE POWER

                                           701,733(2)
--------------------------------------------------------------------------------
      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                        701,733(2)
--------------------------------------------------------------------------------
      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                        / /
--------------------------------------------------------------------------------
      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        4.6%  (See Item 5)
--------------------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON*

                        CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------
  (2) By virtue of the fact that Wheeling Pittsburgh Capital Corp. is a wholly-owned subsidiary of WHX Corporation, WHX Corporation is deemed to share voting and dispositive power with Wheeling Pittsburgh Capital Corp.

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CUSIP No.  126501 10 5                13D           Page 4 of 6 Pages
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                  This Amendment No. 1 amends the Schedule 13D dated October 16,
1997 (the "Schedule 13D"), jointly filed by WHX Corporation ("WHX") and Wheeling Pittsburgh Capital Corp. ("WPCC"), both of which are Delaware corporations, relating to the beneficial ownership of the common stock, without par value (the "Common Stock"), of CTS Corporation, an Indiana corporation. Following the transaction described herein, neither WHX nor WPCC, individually or in the aggregate, beneficially own in excess of 5% of the outstanding shares of Common Stock. Capitalized terms used but not defined herein are used as defined in the
Schedule 13D.

ITEM 1.           SECURITY AND ISSUER.

                  This statement relates to the common stock, no par value per share ("Common Stock"), of CTS Corporation, an Indiana corporation (the "Issuer"). The principal executive offices of the Issuer are located at 900 West Boulevard North, Elkhart, Indiana
46514.

ITEM 4.           PURPOSE OF TRANSACTION.

                  On March 4, 1998, the Issuer and WHX entered into an agreement pursuant to which the Issuer agreed to purchase 661,572 shares (the "Shares") of Common Stock from WHX for an aggregate purchase price of approximately $21.5 million in the aggregate, or $32.51 per share. A copy of the letter agreement dated March 4, 1998 (the "Purchase Agreement") is attached hereto as an Exhibit and incorporated herein by reference.

                  The Reporting Persons have no present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs
(a)-(j) of Item 4 of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) As a result of the sale of the Shares to the Issuer, WHX and WPCC collectively beneficially own 701,733 shares of Common Stock, representing approximately 4.6% of the currently outstanding shares of Common Stock. Such percentage is based upon an average of 15,927,087 shares of Common Stock outstanding as disclosed in the Issuer's Form 10-Q for the quarter ended September 30, 1997 as filed with the Securities and Exchange Commission, less 661,572 shares of Common Stock purchased from WHX pursuant to the Purchase Agreement.

                  (b) WPCC has the power to direct the vote and disposition of the shares of the Issues's Common Stock. By virtue of the fact that WPCC is a wholly owned subsidiary of WHX, WHX is deemed to share voting and dispositive power of such shares with WPCC. WHX and WPCC share dispositive and voting power with respect to the shares of Common Stock.

                  (c)      See Item 4 above.

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CUSIP No.  126501 10 5                13D           Page 5 of 6 Pages
-------------------------------                 --------------------------------


                  (d)      Not applicable.

                  (e) On March 4, 1998, WHX and WPCC ceased to be the beneficial owner of more than 5% of the Shares.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  In accordance with the terms of the Purchase Agreement, WHX has agreed that, among other things, for a period of five years it would refrain from purchasing any shares of the Issuer's Common Stock that would cause WHX, together with its affiliates, to beneficially own 5% or more of the then outstanding shares of the Issuer's Common Stock.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         1.       Letter  agreement  dated March 4, 1998  between the Issuer and
                  WHX.

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CUSIP No.  126501 10 5                13D           Page 6 of 6 Pages
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                                   SIGNATURES


                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: March 6, 1998                      WHX CORPORATION


                                          By: /s/ Stewart E. Tabin
                                              ----------------------------
                                              Stewart E. Tabin,
                                              Assistant Treasurer


                                          WHEELING PITTSBURGH CAPITAL CORP.


                                          By: /s/ Stewart E. Tabin
                                              ------------------------------
                                              Stewart E. Tabin
                                              Vice President

WHX Corporation
110 East 59th Street
New York, NY 10022
Attention: Ronald LaBow

Ladies and Gentlemen:

This letter confirms our agreement with respect to the purchase by CTS Corporation of shares of Common Stock ("CTS Shares") from WHX Corporation and the rights and obligations of CTS and WHX with respect to CTS Shares now owned or hereafter acquired by WHX.

PURCHASE AND SALE OF CTS SHARES

CTS will purchase from WHX, and WHX will sell to CTS, 661,572 CTS Shares for a purchase price of $21,507,705 in the aggregate, or $32.51 per CTS Share. CTS will pay the purchase price by bank wire transfer of immediately available funds to an account designated in writing by WHX to CTS against delivery by WHX to CTS of certificates evidencing the purchased CTS Shares, duly executed in blank, or accompanied by an irrevocable stock power, duly executed in blank. Alternatively, CTS will make the payment of the purchase price by bank wire transfer of immediately available funds to the account of Neuberger & Berman, LLC ("NB") (Citibank ABA #021000089, Account #09255405, FFC Wheeling Pittsburgh #045-94691) upon receipt of evidence satisfactory to CTS that WHX has irrevocably instructed NB to transfer 661,572 CTS Shares from WHX's account at NB to CTS' account at NB (account information attached). At the request of CTS, WHX will duly execute and deliver such documentation as CTS may reasonably request to evidence the purchase and sale contemplated hereby.

5% OWNERSHIP LIMITATION

From and after the closing of the purchase and sale as aforesaid, without the prior written consent of CTS, which consent may be given or withheld in CTS' sold discretion, WHX will not, and will cause its affiliates controlled by it (together with WHX, the "WHX Stockholders") not to, purchase or otherwise acquire, or agree or offer to purchase or otherwise acquire, beneficial ownership of any CTS Shares if, after giving effect to such acquisition, such WHX Stockholders would in the aggregate beneficially own CTS Shares representing 5% or more of the then-outstanding CTS Shares, provided that WHX will not be deemed to have violated this covenant (i) if and to the extent that the WHX Stockholders become the beneficial owners of CTS Shares representing 5% or more of the then-outstanding CTS Shares as a result of a recapitalization of CTS, a repurchase or redemption of securities by CTS or any other action taken by CTS (so long as the WHX Stockholders do not thereafter acquire beneficial ownership of additional CTS Shares) or (ii) if the WHX Stockholders inadvertently exceed the 5% beneficial ownership threshold as aforesaid and within ten calendar days thereafter dispose in open-market sales such number of CTS Shares as is necessary to assure that such 5% beneficial ownership

WHX Corporation
March 4, 1998
Page -2-

threshold is not then exceeded. No WHX Stockholder will publicly announce or propose any transaction involving a sale of control or recapitalization of CTS.

GENERAL

No WHX Stockholder will request any waiver or amendment of any provision hereof unless first authorized by CTS. The covenants set forth herein will survive for five years from the date hereof. For purposes of this agreement, the term "beneficial ownership" will have the meaning ascribed to that term in Rule 13d-3 under the Securities and Exchange Act of 1934, as amended.

Please indicate your agreement with the foregoing by signing this letter below.

                                             Sincerely,


                                             CTS CORPORATION


                                             By: /S/ JOSEPH P. WALKER
                                                 ------------------------
                                                 Joseph P. Walker,
                                                 Chairman of the Board, and
                                                 Chief Executive Officer

Agreed and acknowledged:

WHX CORPORATION


By: /S/ RONALD LABOW
    --------------------------------
    Ronald LaBow
    Chairman of the Board and
    Chief Executive Officer